FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: May 19, 2004                                                   By :    /s/Harvey Keats/s/
Title:     President

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.       Reporting Issuer

TERRA NOVA GOLD CORP.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.       Date of Material Change

May 19, 2004

Item 3.       Press Release

News release dated May 19, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.       Summary of Material Change

The Issuer announced that the Issuer has entered into an agreement with Noranda Exploration Mexico, S.A. de C.V. to acquire a 50% interest in a 82 square kilometre, porphyry copper prospect in Michoacan State, Mexico situated roughly 200 km west-southwest of Mexico City and roughly 70 km south of Morelia, the state capital. In order to earn the 50% interest the Issuer is required to incur CDN $15,000,000 in expenditures by May 31, 2009.

Item 5.       Full Description of Material Change

The Issuer announced that the Issuer and Noranda Exploration Mexico, S.A. de C.V. have entered into an option agreement to acquire a 50% interest in a new, undrilled, porphyry copper prospect in Michoacan State, Mexico situated roughly 200 km west-southwest of Mexico City and roughly 70 km south of Morelia, the state capital. The 82 square kilometre prospect, known as the San Diego Property, is drill ready with an excellent well defined target and good potential to develop additional adjacent targets as would be expected in any major porphyry system which commonly comprises a cluster of deposits.

The San Diego Property is located within the major structural trend that hosts the world class porphyry copper deposits in the southwest US and Mexico. In Mexico, the porphyry copper related occurrences are concentrated in the states of Sonora – Sinaloa, and Michoacan – Guerrero (Sierra Madre de Sur) and are associated with Laramide aged intrusives (late Cretaceous – early Tertiary).

Work conducted by Noranda in 2002 and 2003, including a detailed silt sampling survey and a soil sampling survey, has defined an extensive copper silt and soil anomaly, approximately 2.5 km by 1 km, and strong hydrothermal alteration, with chalcopyrite and chalcocite, associated with a Laramide aged porphyry. The copper soil anomaly covers an area with copper values greater than 400 parts per million (ppm), and includes anomalous areas greater than 800 ppm, greater than 1200 ppm and spot highs greater than 2000 ppm and as high as 3340 ppm.

There is a gold anomaly coincident with the copper anomaly with gold values greater than 10 parts per billion (ppb) with spot highs greater than 200 ppb, greater than 400 ppb and as high as 660 ppb. Further work will be required to determine how the gold is related to the porphyry copper system.

In addition, Noranda constructed a 9 km long bulldozer trail in January of 2003 that leads to the center of the porphyry mineralization. A small 200 metre spaced grid was installed for a magnetic survey, soil sampling, and to provide geographic control for detailed mapping in the area of alteration and mineralization. Regional work on the Property indicates other anomalous zones that require follow-up and might be quickly upgraded to a similar stage as the main San Diego drill target.

Previous to the government constructing a 26 km truck road into the area in 2001, access was restricted to horseback or mule. For this reason, the area received little exploration attention in the past. The Property is heavily vegetated and thus not amenable to detection using satellite imagery. Attention was initially drawn to the area as a result of a regional silt sampling program conducted by the government’s Consejo de Recursos Minerales.

2004 Work Program

Terra Nova and Noranda are currently planning a CDN$1,000,000 work program primarily to drill test the mineralized and altered porphyry system to determine the extent and the grade of the mineralized porphyry and the degree of supergene enrichment.

Noranda’s soil sampling survey indicates that the copper rich core of the system is open to the south and additional grid work is required to determine the size of the system. Silt sample values in the western portion of the Property indicate the potential for another mineralized system in that area. A drill program is expected to begin in October.

Option Agreement

Terra Nova has the option to earn a 50% interest in the Property by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

In order to maintain the Option in good standing, Terra Nova will be required to incur the following expenditures:

i)    in the amount of at least CDN$1,000,000 on or before May 31, 2005,
ii)   in the aggregate amount of at least CDN$3,000,000 on or before May 31, 2006
iii)          in the aggregate amount of at least CDN$6,000,000 on or before May 31, 2007
iv)         in the aggregate amount of at least CDN$10,000,000 on or before May 31, 2008
v)          in the aggregate amount of at least CDN$15,000,000 on or before May 31, 2009

Terra Nova has committed to Noranda to incur at least CDN$1,000,000 of expenditures on or before May 31, 2005.

Exploration will be carried out by Noranda, under the direction of a Management Committee comprised of two representatives from each of Terra Nova and Noranda. During the Option Period, Noranda will be entitled to charge an administrative and overhead charge of 10% of direct project costs.

As long as Noranda has at least a 30% interest in the Property, Noranda will be entitled to designate the facilities at which all ore produced from the Property shall be concentrated, smelted and refined, at market rates.

Provided Noranda has at least 30% interest in the Property, Noranda will have the right to earn an additional 15% interest in the Property by carrying out a Commercial Feasibility Study prepared in conjunction with a recognized international mining engineering construction firm. Should either party’s interest fall below 10%, that interest shall be converted to a 1% net smelter return royalty, purchasable at the discretion of the other party for $2,000,000.

Subsequent to the exercise of the Option, Terra Nova and Noranda both have a right of first refusal to purchase all or any part of the other party’s interest in the Property.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the technical information in the news release.

The Agreement is subject to the approval of the TSX Venture Exchange.

Item 6.       Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.       Omitted Information

N/A.

Item 8.       Senior Officers

HARVEY KEATS
PRESIDENT           Telephone: (604) 684-0561

Item 9.       Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 19th day of May, 2004.

TERRA NOVA GOLD CORP.

Per:

“Harvey Keats”
Harvey Keats,
President